                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:       Date examination completed:

                   811-7704                           October 31, 2003

2.    State Identification Number:

AL       --             AK    02 03873    AZ    20205        AR   93-M0261-12  CA   505-6972       CO   IC-93-06-160
CT       SI46900        DE    339         DC    60009385     FL   Exempt       GA   SC-19938       HI   --
ID       49355          IL    0251577     IN    93-0319 IC   IA   I-41482      KS   1998S0001357   KY   M31787
LA       79539          ME    2-13755     MD    SM19981147   MA   --           MI   924329         MN   R-36652.1
MS       MF-98-08-129   MO    1993-00496  MT    39119        NE   35,612       NV   --             NH   --
NJ       BEM-1167       NM    345530      NY    --           NC   3181         ND   V578           OH   32282
OK       SE-2025436     OR    1995-665    PA    93-5-025MF   RI   --           SC   MF11533        SD   15702
TN       RM01-3534      TX    C-56104     UT    004-8656-45  VT   5/07/98-01   VA   116961         WA   60020838
WV       MF-32088       WI    349089-03   WY    18237        PUERTO RICO            S-19466

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - ALL EQUITY PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:       Date examination completed:

                   811-7704                           October 31, 2003

2.    State Identification Number:

AL       --             AK    02 00687   AZ    13076         AR   93-M0261-12   CA   505-6972    CO     IC-93-06-160
CT       SI35350        DE    3149       DC    60009290      FL   Exempt        GA   SC-19938    HI     --
ID       45975          IL    0251577    IN    93-0319 IC    IA   I-34553       KS   1996S67     KY     M31787
LA       79539          ME    202648     MD    SM19950826    MA   95-0438       MI   928265      MN     R-36652.1
MS       MF-95-07-106   MO    --         MT    33571         NE   29,687        NV   --          NH     --
NJ       BEM-1167       NM    0251577    NY    S 27 32 26    NC   3181          ND   N129        OH     32282
OK       SE-2030433     OR    1995-665   PA    93-5-025MF    RI   --            SC   MF9250      SD     6517
TN       RM01-3646      TX    C-48139    UT    004-8656-45   VT   7/24/95-14    VA   116961      WA     C-51629
WV       BC-30435       WI    303932-03  WY    18237         PUERTO RICO             S-16021

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - BALANCED PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:       Date examination completed:

                   811-7704                           October 31, 2003

2.    State Identification Number:

AL       --             AK   0200688    AZ    13077        AR    93-M0261-05  CA    505-6972   CO    IC-93-06-160
CT       SI35334        DE   3150       DC    60009291     FL    Exempt       GA    SC-19938   HI    --
ID       45978          IL   0251577    IN    93-0319 IC   IA    I-34554      KS    1996S69    KY    M31787
LA       79539          ME   2-2647     MD    SM19950827   MA    95-0423      MI    928267     MN    R-36652.1
MS       MF-95-07-083   MO   --         MT    33573        NE    29,680       NV    --         NH    --
NJ       BEM-1167       NM   35761      NY    --           NC    3181         ND    N130       OH    32282
OK       SE-2030435     OR   1995-665   PA    93-5-025MF   RI    --           SC    MF9261     SD    6516
TN       RM01-3646      TX   C-48129    UT    004-8656-45  VT    7/24/95-13   VA    116961     WA    C-51638
WV       BC-30436       WI   303935-03  WY    18237        PUERTO RICO              S-16019

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - CONSERVATIVE PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:       Date examination completed:

                   811-7704                           October 31, 2003

2.    State Identification Number:

AL       --             AK    01 03239   AZ    13078         AR   93-M0261-04   CA   505-6972   CO    IC-93-06-160
CT       SI35335        DE    3151       DC    60009292      FL   Exempt        GA   SC-19938   HI    --
ID       45976          IL    0251577    IN    93-0319 IC    IA   I-34555       KS   1996S68    KY    M31787
LA       79539          ME    202646     MD    SM19950820    MA   95-0424       MI   928267     MN    R-36642.1
MS       MF-95-07-080   MO    --         MT    33572         NE   29,681        NV   --         NH    --
NJ       BEM-1167       NM    317042     NY    S 27 32 28    NC   3181          ND   N131       OH    32282
OK       SE-2030434     OR    1995-665   PA    93-5-025MF    RI   --            SC   MF9260     SD    6518
TN       RM01-3646      TX    C-48130    UT    004-8656-45   VT   7/24/95-15    VA   1904       WA    60014083
WV       BC-30437       WI    303933-03  WY    18237         PUERTO RICO             S-16002

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB MARKETTRACK PORTFOLIOS - GROWTH PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                    MANAGEMENT STATEMENT REGARDING COMPLIANCE
          WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


  We, as members of management of Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio and Schwab MarketTrack All Equity Portfolio (four portfolios which are part of Schwab Capital Trust, hereafter referred to as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2003, and for the period from May 31, 2003 through October 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003, and for the period from May 31, 2003 through October 31, 2003, with respect to securities reflected in the investment accounts of the Funds.

Schwab Capital Trust



/s/  Randall W. Merk
------------------------------------------------
Randall W. Merk
President and Chief Executive Officer


/s/  Tai-Chin Tung
------------------------------------------------
Tai-Chin Tung
Treasurer and Principal Financial Officer

                        Report of Independent Accountants

To the Board of Trustees of
Schwab Capital Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio, and Schwab MarketTrack All Equity Portfolio (four portfolios which are part of Schwab Capital Trust, hereafter referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2003 (with prior notice to management) with respect to agreement of security purchases and sales, for the period from May 31, 2003 (the date of our last examination), through October 31, 2003:

- Review of the Funds' mutual fund investments at October 31, 2003 recorded on the books and records of Charles Schwab & Co, Inc. ("CSC") in its capacity as depositary for Brown Brothers Harriman, the Funds' custodian on such date;

- Confirmation of CSC's omnibus accounts for mutual fund investments at October 31, 2003 with Boston Financial Data Services ("BFDS");

- Review of management's reconciliation of the omnibus account confirmation results to omnibus account positions recorded on the books and records of BFDS, at October 31, 2003, in all material respects;

- Review of management's reconciliation of the omnibus account positions recorded by CSC to mutual fund investments recorded on the books and records of the Funds at October 31, 2003, in all material respects;

- Review of management's reconciliation of the omnibus account positions recorded by BFDS to mutual fund investments recorded on the books and records of the Funds at October 31, 2003, in all material respects; and

- Agreement of seven security purchases and seven security sales since our last examination from the books and records of the Funds to third party mutual fund transfer agency confirmations.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003 with respect to mutual fund investments reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/  PricewaterhouseCoopers LLP
-------------------------------

PricewaterhouseCoopers LLP
San Francisco, California
April 27, 2004

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